Santander



BANCO SANTANDER-CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

As of December 31, 2019

The principal balances and results accumulated for the period ending December 2019 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	**Ch$ million**
Cash and deposits in banks	3,554,520
Interbank loans, net	14,833
Loans and accounts receivables from customers, net	31,823,735
Total investments	4,280,476
Financial derivative contracts	8,148,608
Other asset items	2,756,074
Total assets	**50,578,246**

Principal liabilities	**Ch$ million**
Deposits and other demand liabilities	10,297,432
Time deposits and other time liabilities	13,192,817
Financial derivative contracts	7,390,654
Issued debt instruments	9,500,723
Other liabilities items	6,726,303
Total equity	3,470,317
Total liabilities and Equity	**50,578,246**

Equity attributable to:	
Equity holders of the Bank	3,390,823
Non-controlling interest	79,494

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	**Ch$ million**
Net interest income	1,416,8510
Net fee and commission income	287,086
Result from financial operations	207,019
Total operating income	**1,910,956**
Provision for loan losses	(420,447)
Support expenses	(749,861)
Other results	(38,003)
Income before tax	**702,645**
Income tax expense	(150,168)
Continued operations result	**552,477**
Discontinued operations result	**1,699**
Net income for the period	**554,176**

Attributable to:	
Equity holders of the Bank	552,093
Non-controlling interest	2,083

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer



Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de diciembre de 2019

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de diciembre de 2019 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	3.554.520
Adeudado por bancos	14.833
Créditos y cuentas por cobrar a clientes	31.823.735
Inversiones totales	4.280.476
Contratos de derivados financieros	8.148.608
Otros rubros del activo	2.756.074
Total Activos	**50.578.246**

Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	10.297.432
Depósitos y otras captaciones a plazo	13.192.817
Contratos de derivados financieros	7.390.654
Instrumentos de deuda emitidos	9.500.723
Otros rubros del pasivo	6.726.303
Total patrimonio	3.470.317
Total Pasivos y Patrimonio	**50.578.246**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.390.823
Interés no controlador	79.494

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	**MM$**
Ingreso neto por intereses y reajustes	1.416.8510
Ingreso neto de comisiones	287.086
Resultado de operaciones financieras	207.019
Total ingresos operacionales	**1.910.956**
Provisiones por riesgo de crédito	(420.447)
Gastos de apoyo	(749.861)
Otros resultados	(38.003)
Resultado antes de impuesto	**702.645**
Impuesto a la renta	(150.168)
Resultado de operaciones continuas	**552.477**
Resultado de operaciones discontinuas	**1.699**
Utilidad consolidada del periodo	**554.176**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	552.093
Interés no controlador	2.083

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC), formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.